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                                  June 14, 2005
VIA EDGAR
---------

Pamela A. Long
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


            Re:      Park-Ohio Industries, Inc.
                     Amendment No. 1 to Registration Statement on Form S-4 Filed May 10, 2005
                     File Number 333-123665
                     ------------------------------------------------------

Dear Ms. Long:

         Reference is made to your letter, dated May 27, 2005, regarding comments by the staff of the Securities and Exchange Commission (the "Commission") with respect to the above-mentioned registration statement of Park-Ohio Industries, Inc. (the "Company"). Today, in response to your letter, the Company is filing with the Commission amendment no. 2 to the registration statement.

         Below are the Company's responses to each comment in your letter. For the convenience of the staff, the Company has repeated each of your comments before the response. Unless otherwise indicated, page references included in the body of the Company's responses are to Amendment No. 2 to the registration statement.

General
-------

1. Provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

         The Company has provided financial statements and related disclosures for the three months ended March 31, 2005 and 2004 as required by Rule 3-12 of Regulation S-X.

Cover Letter
------------

2. We have reviewed your response to comment 1 in our letter dated April 28, 2005. Please revise the cover letter to include the representations in the Sherman & Sterling no-action letter with respect to the prospectus delivery obligations of broker-dealers who receive new securities in the exchange offer.

         In the Company's letter to you dated May 10, 2005, the Company included certain representations that were set forth in the Exxon Capital Holdings Corp., Morgan Stanley

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Pamela A. Long
Securities and Exchange Commission
June 14, 2005
Page 2

         and Shearman & Sterling no action letters. The Company confirms that it is registering the exchange offer in reliance upon these letters and for ease of reference, the Company reaffirms and supplements its representations as follows:

         In accordance with the Commission's position set forth in Exxon Capital Holdings Corporation (available May 13, 1988) and subsequent related no action letters, the Company makes the following representations to the
         Commission:

         1. The Company has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company's information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer.

         2. The Company will make each participant in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (a) cannot rely on the position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the "Securities Act") in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

         3. The Company will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the exchange offer, representations to the effect that (a) the exchange offeree is acquiring the exchange notes in its ordinary course of business, (b) by accepting the exchange offer, the exchange offeree represents to the Company that such offeree is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in a distribution of the exchange notes and (c) the exchange offeree is not an affiliate of the Company.

         4. The Company understands that a broker-dealer may participate in the exchange offer with respect to initial notes acquired for its own account as a result of market-making activities or other trading activities, provided that:

                  (a) in connection with any resales of exchange notes received in exchange for such initial notes, the broker-dealer delivers a prospectus meeting the

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Pamela A. Long
Securities and Exchange Commission
June 14, 2005
Page 3

                           requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (however, such plan of distribution need not name the broker-dealer or disclose the amount of exchange notes held by the broker-dealer);

                  (b) the broker-dealer has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the exchange notes; and

                  (c)      the Company

                           (i) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds initial notes acquired for its own account as a result of market-making activities or other trading activities, and who receives exchange notes in exchange for such initial notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in paragraph (4)(a) above in connection with any resale of such exchange notes; and

                           (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer an additional provision that if the exchange offeree is a broker-dealer holding initial notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such initial notes pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Management's Discussion and Analysis of Financial Condition, page 25
--------------------------------------------------------------------
Liquidity and Sources of Capital, page 30
-----------------------------------------

3. We note the revisions you made to your tabular presentation of contractual obligations in response to comment 13 of our letter dated April 28, 2005. It appears to us that you should further revise your presentation to:

                  - Reflect estimated variable interest payments in the table for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts. If you do not reflect estimated

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Pamela A. Long
Securities and Exchange Commission
June 14, 2005
Page 6

                           variable interest payments in the table, revise note
                           (1) to quantify them for each period based on the current amount outstanding and current interest rates and disclose the assumptions used to estimate such amounts; and

                  - Reflect postretirement obligations beyond 2014 in the table. If you do not reflect postretirement obligations beyond 2014 in the table, revise note (2) to explain why they are excluded and provide an estimate of the payments beyond 2014.

         The Company has revised note (1) to the tabular presentation of contractual obligations to reflect the impact of variable rate debt and the assumptions used to estimate such amounts.

         The Company has not revised note (2) to the tabular presentation of contractual obligations with respect to post-retirement benefit obligations. In accordance with FASB Statement 132R, the Company is required to present estimated post-retirement benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter. Accordingly, the Company has only presented estimated post-retirement obligations through 2014.

Legal Proceedings, page 45
--------------------------

4. We note your supplemental response to comment 15 in our letter dated April 28, 2005, stating the amount of damages claimed in four on-going asbestos cases. It appears the aggregate amount of claimed damages in these and other cases exceeds ten percent of your current assets as of December 31, 2004. Please provide the disclosures required by Item 103 of Regulation S-K. We would not object to clarifying disclosures regarding the damages sought similar to the disclosure contained in your response.

         The Company has revised the disclosure on pages 48 and 49 to provide the disclosures required by Item 103 of Regulation S-K.

Revenue Recognition, page F-8
-----------------------------

5. We note from your response to comment 27 of our April 28, 2005 letter that the final payment for short-term contracts is deferred and recorded upon completion of installation and final customer acceptance. It is not clear to us why you only defer the portion of these arrangements representing the final payment instead of the entire amount. Please tell us the terms of these arrangements and explain how you determined that your policy is appropriate and complies with SAB 101, SAB 104, and EITF 00-21.

         The Company confirms that for the majority of its short-term contracts approximately 90% of the customer payments are required to occur prior to installation. Installation involves equipment set-up, plumbing/electrical/pneumatic connection and production validation at the customer site. Installation costs constitute approximately 2% of the

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Pamela A. Long
Securities and Exchange Commission
June 14, 2005
Page 5

         contract revenue and do not vary widely. Based upon the specific application, there are several independent service providers that can install the equipment, and, in some cases, the customer may complete the installation, which may take from a few hours to a few days to complete depending on the type of installation. Based on the contracts, installation impacts payments of only 10% of the contract value, and the Company defers the portion of the contract price that is withheld or refundable until the installation is complete because that portion would not be realized or realizable in accordance with SAB 104.

6. We also note from your response that service revenue is immaterial to your business. Therefore, please consider revising your disclosures in business and in MD&A to more clearly describe the nature of your activities. It appears to us that your current disclosures imply that services are a more material aspect of your business than they actually are.

         The nature of the Company's business does include the provision of various value-added services. However, these services are not considered separate units of accounting because they do not meet any of the criteria in paragraph 9 of EITF 00-21. Therefore, the price for services are not charged for separately, but are instead included in the price charged to customers for the products the Company sells. As previously disclosed to the staff, true service revenue is immaterial to the Company's business. Accordingly, the Company has not revised its disclosures in business or MD&A.

7. We note your response to comment 28 of our April 28, 2005 letter. Provide us additional information related to the specific nature and terms of your long-term contracts and the milestones included in those contracts.

         Terms and milestones may vary from contract to contract, but generally for long-term contracts (contracts that extend beyond 180 days), payment terms are 20% upon contract initiation, 10% upon engineering approval, 20% upon purchase of materials for manufacturing, 40% prior to shipment and 10% upon installation. The objective is to maintain a cash-neutral position and minimize risk on these capital equipment projects. The Company confirms that it recognizes revenue on these contracts on the basis of the percentage each contract's cost to date bears to the total estimated contract cost.

Note F - Accrued Expenses, page F-13
------------------------------------

8. We note the revisions you made in response to comment 30 of our letter dated April 28, 2005, however, we also note the disclosures in your Form 10-Q for the period ended March 31, 2005. In the updated interim financial statements you include in the Form S-4, and in future quarterly filings, provide a roll-forward of your warranty accrual for both the current and comparative interim periods.

         The Company has revised its warranty accrual roll-forward disclosure in the footnotes to the interim financial statements provided in the Form S-4 to include disclosure of both

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Pamela A. Long
Securities and Exchange Commission
June 14, 2005
Page 6

         the current and comparative interim periods. The Company will provide a roll-forward of the warranty accrual for both the current and comparative interim periods in future quarterly filings.

         Please contact the undersigned at (216) 692-7004 if you have any further questions concerning these filings. Thank you for your attention to this matter.

                                         Very truly yours,


                                         /s/ Robert D. Vilsack
                                         ----------------------------
                                         Robert D. Vilsack, Esq.



cc:   Christopher M. Kelly, Esq.
      Michael J. Solecki, Esq.